FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2020

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 2 July 2020

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	05 June 2020	entitled	Director/PDMR Shareholding
Exhibit	99.2	Stock Exchange announcement dated	09 June 2020	entitled	Director/PDMR Shareholding

Exhibit 99.1:

RNS Number : 1336P
Unilever PLC
05 June 2020
Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Reinvestment of dividend under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£44.14	3
e)	Aggregated information - Volume - Total	3 £132.42
f)	Date of the transaction	2020-06-04
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.2:

RNS Number : 4321P
Unilever PLC
09 June 2020
Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Conny Braams
2	Reason for the notification
a)	Position/status	Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           60.1302 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           56.6655 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           0.4793 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	60.1302
		£44.00	57.1448
e)	Aggregated information - Volume - Total	117.275 £2,514.37
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	● 238.1652 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£44.00	238.1652
e)	Aggregated information - Volume - Total	238.1652 £10,479.27
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Fabian Garcia
2	Reason for the notification
a)	Position/status	President, North America (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●     347.3274 shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2020 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	347.3274
e)	Aggregated information - Volume - Total	347.3274 $0.00
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sunny Jain
2	Reason for the notification
a)	Position/status	President Beauty and Personal Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           68.0310 shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)
●           347.5434 (Dividend equivalents earned on Restricted Stock awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	415.5744
e)	Aggregated information - Volume - Total	415.5744 $0.00
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	● 46.3527 shares (reinvestment of dividend on (freely transferable) shares). Dividend equivalents earned on unconditional (depository receipts of) BT Bonus Shares were reinvested.
c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$55.72	46.3527
e)	Aggregated information - Volume - Total	46.3527 $2,582.77
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ter Kulve
2	Reason for the notification
a)	Position/status	President Home Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	● 3.0189 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£44.00	3.0189
e)	Aggregated information - Volume - Total	3.0189 £132.83
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sanjiv Mehta
2	Reason for the notification
a)	Position/status	President South Asia (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           132.7966 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           127.3518 shares (Dividends equivalent earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           352.7130 shares (reinvestment of dividend on (freely transferable) shares)
●           2.63144 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	132.7966
		£44.00	482.6962
e)	Aggregated information - Volume - Total	612.8614 £21,238.63
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    166.4532 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●     158.5966 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●     142.5284 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	166.4532
		£44.00	301.1250
e)	Aggregated information - Volume - Total	467.5782 £13,249.50
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	Chief Operating Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●    72.0661 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●     67.6145 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●     216.3623 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	72.0661
		£44.00	283.9768
e)	Aggregated information - Volume - Total	356.0429 £12,494.98
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●           112.8607 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
●           515.4032 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●           347.8882 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●           173.1461 shares (reinvestment of dividend on (freely transferable) shares)
●           0.06174 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	628.2639
		£44.00	521.0960
e)	Aggregated information - Volume - Total	1,149.2982 £22,928.22
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief R&D Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●            66.1280 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●            93.6073 shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2019 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)
●            66.1280 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●            41.7991 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	159.7352
		£44.00	107.9270
e)	Aggregated information - Volume - Total	267.6622 £4,748.79
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
●        86.1984 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
●         80.2223 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
●         306.3600 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	86.7984
		£44.00	386.5823
e)	Aggregated information - Volume - Total	472.7807 £17,009.62
f)	Date of the transaction	04/06/2020
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£41.18	3
e)	Aggregated information - Volume - Total	3 £123.54
f)	Date of the transaction	08/06/2020
g)	Place of the transaction	London Stock Exchange - XLON